UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

with copies to

Colin Diamond

Chang-Do Gong

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

+1 (212) 819 8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1	Name of Reporting Persons Roivant Sciences Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,013,540 (see Item 5)*

	8	Shared Voting Power None

	9	Sole Dispositive Power 16,013,540 (see Item 5)*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540 (see Item 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.1% (see Item 5)*

14	Type of Reporting Person (See Instructions) CO

* As of the date of this Amendment No. 8 to the Schedule 13D, Roivant Sciences Ltd. (“Roivant”) beneficially owns 16,013,540 common shares, no par value (“Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”). This amount excludes 22,833,922 Common Shares underlying 1,164,000 shares of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”). The Preferred Shares are not convertible into Common Shares until they become mandatorily convertible on October 16, 2021 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100

INTRODUCTORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended, this Amendment No. 8 to the Schedule 13D amends certain items of the Schedule 13D for the common shares, no par value (the “Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2015, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on August 26, 2015, Amendment No. 2 to the Schedule 13D filed with the SEC on February 17, 2016, Amendment No. 3 to the Schedule 13D filed with the SEC on October 3, 2017, Amendment No. 4 to the Schedule 13D filed with the SEC on October 17, 2017, Amendment No. 5 to the Schedule 13D filed with the SEC on January 16, 2018, Amendment No. 6 to the Schedule 13D filed with the SEC on February 14, 2018 and Amendment No. 7 to the Schedule 13D filed with the SEC on March 16, 2018 (the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 11, 2018, Roivant and the Issuer entered into a definitive agreement for the joint development of the Issuer’s nucleic acid delivery platform based on the Lipid Nanoparticle (LNP) technology and ligand conjugate delivery technology. Pursuant to the terms of a master contribution and share subscription agreement, dated April 11, 2018 (the “Master Agreement”), among Roivant, Genevant Sciences Ltd., a wholly-owned subsidiary of Roivant (“Genevant”), and the Issuer, and certain other related agreements, Roivant and the Issuer have agreed to pursue the joint development of the LNP technology (including the ligand conjugate delivery technology) through their joint ownership of Genevant. These related agreements include, among others, a shareholders agreement (as described in Item 6 below), a data sharing agreement, a transition services agreement, a cross license agreement (as described in Item 6 below), certain services agreements relating to the joint development of the LNP technology (including the GalNAc technology) and a sublease.

Other than as described above, Roivant does not currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Roivant may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Issuer or other persons).

Item 5. Interests in Securities of the Issuer.

Item 5 (b) of the Schedule 13D is hereby amended as follows:

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by Roivant is set forth on line 13 of Roivant’s cover sheet of this Schedule 13D. Such percentage was calculated for Roivant based on an aggregate of 55,070,037 Common Shares issued and outstanding as of March 6, 2018, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 16, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Master Agreement

Pursuant to the Master Agreement, concurrent with the signing of the Master Agreement, (i) Roivant agreed to make a cash contribution of $22,500,000 and assign an employment agreement, in each case, to Genevant in exchange for 22,499,900 common shares of Genevant, which, together with Roivant’s existing ownership of 100 common shares of Genevant, would give Roivant ownership of 22,500,000 common shares of Genevant, and (ii) the Issuer agreed to contribute the LNP Assets (as defined in the Master Agreement) to Genevant in exchange for 22,500,000 common shares of Genevant.  As a result of the consummation of the respective contributions to Genevant upon the signing of the Master Agreement, each of Roivant and the Issuer own 50% of the outstanding common shares of Genevant.

The Master Agreement contains representations, warranties and covenants of the parties customary for transactions of this type. Subject to certain exceptions and limitations, each party is obligated to indemnify the other parties, as applicable, for breaches of representations, warranties and/or covenants and for certain liabilities, as set forth in the Master Agreement.

Shareholders Agreement

Pursuant to the terms of the Master Agreement, on April 11, 2018, Roivant, Genevant and the Issuer entered into a shareholders agreement (the “Shareholders Agreement”). Under the Shareholders Agreement, Roivant, Genevant and the Issuer have agreed to certain voting, governance and registration rights in favor of Roivant and the Issuer. Additionally, each of Roivant and the Issuer, as well as any person who becomes a shareholder of Genevant, are subject to certain transfer restrictions with respect to the common shares of Genevant held by them. Pursuant to the Shareholders Agreement, Roivant is also obligated to contribute a second tranche of funding of $15 million (at a predetermined, stepped-up, valuation) to be provided based on certain triggering criteria, but no later than 18 months after Genevant’s creation.

Cross License Agreement

Pursuant to the terms of the Master Agreement, on April 11, 2018, Genevant and the Issuer entered into a cross license agreement (the “Cross License Agreement”) pursuant to which the Issuer grants to Genevant a worldwide, exclusive (unless unavailable, then non-exclusive) and sublicensable license to the Issuer’s intellectual property relating to the LNP technology and ligand conjugate delivery technology for use by Genevant (subject to certain use and field limitations), and Genevant grants to the Issuer a worldwide exclusive and sublicensable license to any intellectual property that is owned or licensed by Genevant for use by the Issuer in the field of HBV.

The foregoing descriptions of the Master Agreement and related agreements do not purport to be complete, and are qualified in their entirety by reference to the Master Agreement. A copy of the Master Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

The Master Agreement has been filed to provide investors with information regarding their terms. The terms and information therein should not be relied on as disclosure about the Issuer, Genevant or Roivant without consideration of the reports that the Issuer or Roivant files with the SEC. The terms of the Master Agreement govern the contractual rights and relationships, and allocate risks, among the parties in relation to the relevant transaction or proposed transaction. In particular, the representations and warranties made by the parties to each other in the Master Agreement have been negotiated among the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the transactions should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. Roivant does not undertake any obligation to publicly release any revisions to these representations and warranties, except as required under U.S. federal or other applicable securities laws.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description
7.01	Registration Rights Agreement, dated January 11, 2015, by and among Arbutus Biopharma Corp. and the OnCore Holders, previously filed as Exhibit 7.02 to the Schedule 13D.

7.02	Subscription Agreement, dated October 2, 2017, by and among Arbutus Biopharma Corporation and Roivant Sciences Ltd., previously filed as Exhibit 7.08 to the Schedule 13D.

7.03

Notice of Articles and Articles of Arbutus Biopharma Corp., as amended, incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K of Arbutus Biopharma Corporation, filed with the SEC on March 15, 2018.

7.04	Master Contribution and Share Subscription Agreement, dated April 11, 2018, by and among Genevant Sciences Ltd., Arbutus Biopharma Corporation and Roivant Sciences Ltd.

7.05	Joint Press Release of Arbutus Biopharma Corporation and Roivant Sciences Ltd., dated April 11, 2018.

CUSIP No. 03879J100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2018	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Authorized Signatory